Exhibit 99.1

NANOCRED CAYMAN COMPANY LIMITED

Independent Auditor’s Report

The Board of Directors

NanoCred Cayman Co. Ltd.:

We have audited the accompanying consolidated financial statements of NanoCred Cayman Co. Ltd. and its subsidiaries, which comprise the consolidated statement of financial position as of December 31, 2020, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the period from August 19, 2020 to December 31, 2020, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Qualified Opinion

As discussed in Note 2.1, the accompanying consolidated financial statements are not presented in accordance with International Accounting Standard 1, Presentation of Financial Statements, and International Financial Reporting Standards 1, First-time Adoption of International Financial Reporting Standards, as they do not include comparative figures or an opening IFRS statement of financial position at the date of transition to IFRS, respectively, both of which constitute a departure from IFRS as issued by the IASB.

Qualified Opinion

In our opinion, except for the possible effects of the matter described in the Basis for Qualified Opinion paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NanoCred Cayman Co. Ltd  and its subsidiaries as of December 31, 2020, and the results of their operations and their cash flows for the period from August 19, 2020 to December 31, 2020 in accordance with IFRS as issued by the IASB.

/s/ KPMG Huazhen LLP

Beijing, China

June 28, 2021

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Expressed in USD’000, unless otherwise stated)

	Note	For the period from August 19, 2020 to December 31, 2020

Net revenue:
Interest income		60,887
Interest expenses		(621)
Other revenue		669
Net revenue		60,935

Operating expenses:
Credit loss expense	5	(20,755)
Personnel expenses	6	(9,399)
Marketing expenses		(5,101)
Technical service fee		(3,956)
Collection service fee		(1,027)
Commission fee		(1,930)
Depreciation and amortization	8,9	(1,341)
Other expenses	7	(2,163)
Net foreign exchange gain		5,702
Total operating expenses		(39,970)

Profit before income taxes		20,965
Income tax expense	18	(15,545)
Net income		5,420

Net income attributable to
Equity holders of the Company		5,420

Other comprehensive loss
Exchange difference on translation of foreign operations		(2,227)
Total other comprehensive loss		(2,227)

Total comprehensive income		3,193

Total comprehensive income attributable to:
Equity holders of the Company		3,193

The accompanying notes form part of the financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Expressed in USD’000, unless otherwise stated)

	Note	As of December 31, 2020
Assets
Cash and cash equivalents	15	35,086
Restricted cash	15	15,275
Prepayments and other receivables	16	45,201
Amount due from related parties	21	9,193
Loans to customers	5	60,282
Financial assets measured at fair value through profit or loss	11	765
Furniture, fixtures and equipment	8	12,335
Intangible assets	9	1,344
Deferred tax assets	18	959
Investment property	8	6,306
Total assets		186,746

Liabilities
Interest-bearing borrowings	11	13,761
Account and other payables	17	14,402
Amount due to related parties	21	13,452
Income tax payable		7,630
Lease liabilities	10	11,249
Total liabilities		60,494

Equity
Share capital		5,036
Other paid in capital	20	104,377
Foreign currency translation reserve		(2,858)
Retained earnings		19,697
Total equity		126,252

Total liabilities and equity		186,746

The accompanying notes form part of the financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(Expressed in USD’000, unless otherwise stated)

	Note	Attributable to equity shareholders of the Company
		Share capital	Other paid in capital	Foreign currency translation reserve	Retained earnings	Total equity
Balance before acquisition at August 19, 2020		5,000	(40)	(631)	14,277	18,606
Issue of ordinary shares related to acquisition	20	36	104,512	-	-	104,548

Balance after acquisition at August 19, 2020		5,036	104,472	(631)	14,277	123,154
Changes in equity for the period from August 19, 2020 to December 31, 2020:
Capital contribution of total imputed interest of interest-free advances and loans made to or provided by shareholders	21	-	(95)	-	-	(95)
Net income		-	-	-	5,420	5,420
Other comprehensive income		-	-	(2,227)	-	(2,227)

Balance at December 31, 2020		5,036	104,377	(2,858)	19,697	126,252

The accompanying notes form part of the financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Expressed in USD’000, unless otherwise stated)

	Note	For the period from August 19, 2020 to December 31, 2020

Operating activities

Net income before income taxes		20,965
Income tax paid		(3,189)
Depreciation and amortization	8,9	1,341
Additions for allowance for prepayments and other receivables	16(2)	11
Interest expense		511
Other expense related to depreciation of investment property		21
Interest income imputed of interest-free loans made to controlling shareholder	21	(147)
Interest expense imputed of interest-free loans provided by controlling shareholder	21	52

Changes in operating assets and liabilities:
Loan to customers		(28,408)
Prepayments and other receivables		(19,173)
Amount due from related parties		2,909
Account and other payables		(341)
Amount due to related parties		728
Restricted cash		(275)

Net cash used in operating activities		(24,995)

Investing activities

Payment for the purchase of equipment property	8	(468)
Payment for the purchase of intangible assets	9	(64)
Payment for the purchase of investment property	8	(6,327)

Net cash used in investing activities		(6,859)

CONSOLIDATED STATEMENT OF CASH FLOWS

(Expressed in USD’000, unless otherwise stated)

	Note	For the period from August 19, 2020 to December 31, 2020

Financing activities

Proceeds from new bank loans	12	13,761
Loans provided by related parties	21	5,710
Release of escrow account	15	36,414
Advance for the repurchase of shares from a non-controlling shareholder		(5,245)
Deposit of collateral for subsidiary's loan facility	15	(15,000)
Capital element of lease payment	12	(997)
Interest element of lease payment	12	(335)
Interest paid for interest-bearing borrowings	12	(176)

Net cash generated from financing activities		34,132

Effect of foreign exchange rate changes		(2,505)

Net increase in cash and cash equivalents		(227)

Cash and cash equivalents at August 19, 2020		35,313

Cash and cash equivalents at December 31, 2020	15	35,086

The accompanying notes form part of the financial statements.

Notes to the consolidated financial statements

(Expressed in USD’000, unless otherwise stated)

1.	REPORTING ENTITY

NanoCred Cayman Co. Ltd. (“the Company”) and its subsidiaries (“the Group”) is primarily involved in operating an online microlending business in Africa, Latin America, South Asia and Southeast Asia.

2.	SIGNIFICANT ACCOUNTING POLICIES

2.1	Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards and Interpretations issued by the International Accounting Standards Board (‘‘IASB’’).

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets, including financial assets measured at fair value through profit or loss and loans to customers that have been measured at fair value. The consolidated financial statements are presented in U.S. Dollars (“USD”) and all values are rounded to the nearest thousand (“USD’000”).

The consolidated financial statements provide financial information for the period from August 19, 2020 to December 31, 2020 as explained in Note 20. The Company became a significant equity method investee of Opera Limited on August 19, 2020 given the Company met certain significance thresholds of Reg S-X 3-09, which required separate financial statements of the Company for the period from August 19, 2020 to December 31, 2020 to be included in Opera Limited’s annual report according to Reg S-X 3-09. Thus, the consolidated financial statements are not presented in accordance with International Accounting Standard 1, Presentation of Financial Statements, as they do not include comparative figures, and the consolidated financial statements are not presented in accordance with International Financial Reporting Standards 1, First time Adoption of International Financial Reporting Standards, as they do not include in opening IFRS statement of financial position at the of transition to IFRS as a first time adopter, both of which constitute a departure from IFRS as issued by the IASB.

The consolidated financial statements have been prepared on a going concern basis.

2.2.	Basis of consolidation

The consolidated financial statements comprise the financial statements of NanoCred Cayman Co. Ltd. and its subsidiaries. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with an investee and has the ability to affect those returns through its power over the investee. Generally, there is a presumption that a majority of voting rights results in control. Specifically, the Group controls an investee if, and only if, the Group has:

●	power over the investee (i.e., existing and potential rights that give it the current ability to direct the relevant activities of the investee);

●	exposure, or rights, to variable returns from its involvement with the investee; and the ability to use its power over the investee to affect its return.

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

If the Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.

2.3	Summary of significant accounting policies

Foreign currencies

The consolidated financial statements are presented in U.S. Dollars, which is also the functional currency of the Company.

For each entity, the Group determines the functional currency, which is the currency of the primary economic environment in which the entity operates. Items included in the financial statements of each entity are measured using that functional currency.

Foreign currency transactions are recognized by the Group’s entities at their respective functional currency spot rate at the date the transaction first qualifies for initial recognition. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates at the reporting date. Gains or losses arising from settlement or translation of monetary items are recognized in the consolidated statement of comprehensive income as net foreign exchange gain (loss). Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

The assets and liabilities of entities within the Group with a functional currency which differs from the Group’s presentation currency, are translated using the currency exchange rates of the reporting date. Income and expense items are translated at average currency exchange rates for the respective period. The overall net foreign currency impact from translating assets, liabilities, income and expenses to U.S. Dollars is recognized in the consolidated statement of comprehensive income as foreign currency translation reserve.

Business combinations

Business combinations, except those occurring under common control, are accounted for using the acquisition method. Acquired businesses are included in the consolidated financial statements from the date the Group obtains control. The cost of an acquisition is measured as the consideration transferred, which is measured at acquisition date fair value. Acquisition-related costs are expensed as incurred.

Business combinations under common control are accounted for using predecessor accounting. Under this method, assets and liabilities of the acquired entity are stated at predecessor carrying values; they are not measured at acquisition date fair values. No new goodwill is recognized. Any difference between the consideration given and the aggregate carrying value of the assets and liabilities of the acquired entity at the date of the transaction is included in equity. The acquired entity’s results from operations, assets and liabilities are incorporated prospectively from the date on which the business combination between entities under common control occurred.

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Furniture, fixtures and equipment

Furniture, fixtures and equipment, including leasehold improvements, are recognized at cost, less accumulated depreciation and impairment losses.

Depreciation and amortization of furniture, fixtures and equipment is recognized on a straight-line basis over the asset’s estimated useful life as follows:

●	Hardware Equipment: Up to 6 years.

●	Furnitures & Fixtures: Up to 5 years.

●	Leasehold improvements: Up to 5 years, or term of lease contract.

●	Transportation equipment: Up to 4 years

●	Right-of-use (“ROU”) asset: Term of lease contract.

Residual values, useful lives and depreciation method are reviewed at each financial year-end and adjusted prospectively, if appropriate.

At the end of each reporting period, furniture, fixtures and equipment are assessed for any indications of impairment. If there are indications implying that an asset may be impaired, the recoverable amount is estimated. See below for accounting policies for impairment of non-financial assets.

Investment property

Investment property is initially measured at cost and subsequently measured at cost less accumulated depreciation and less any accumulated impairment losses. Any gain or loss on disposal of investment property (calculated as the difference between the net proceeds from disposal and the carrying amount of the item) is recognized in profit or loss.

Rental income from investment property is recognized as other revenue on a straight-line basis over the terms of the lease.

Depreciation of the investment property is based on the estimation as follows:

Investment Property

Useful life	50 years
Depreciation plan	straight-line

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets include computer software and Finance Service Platform (Cashbean), are their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in the consolidated statement of comprehensive income in the period in which the expenditure is incurred.

●	Computer software: Up to 4 years.

●	Finance Service Platform (Cashbean): Up to 7 years.

Leases

At the commencement date of the lease (i.e., the date the underlying asset is available for use), the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (and payments that are fixed in substance) less any lease incentives.

In calculating the present value of lease payments, the Group uses the estimated incremental borrowing rate at the lease commencement date unless the interest rate implicit in the lease is readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments), or a change in the assessment of an option to purchase the underlying asset.

The Group recognizes right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

The Group applies the short-term lease recognition exemption to its short-term leases of office properties and equipment. It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

A leased asset was depreciated over the useful life of the asset, consistent with the useful lives for furniture, fixtures and equipment disclosed above. However, if there was no reasonable certainty that the Group would obtain ownership by the end of the lease term, the asset was depreciated over the shorter of the estimated useful life of the asset and the lease term.

An operating lease was a lease other than a finance lease. Operating lease payments were recognized as an operating expense in the consolidated statement of comprehensive income on a straight-line basis over the lease term.

Financial assets

The Group has the following financial assets:

Prepayments and other receivables, amounts due from related parties, loans to customers, financial assets measured at fair value through profit or loss.

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income, or fair value through profit or loss. The Group did not have financial assets measured at fair value through other comprehensive income.

The classification of financial assets at initial recognition depends on the financial asset’ contractual cash flow characteristics and the Group’s business model for managing them. Prepayment and other receivables that do not contain a significant financing component are initially measured at the transaction price determined in accordance with the accounting policies for revenue recognition. All other financial assets are initially measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Transaction costs of financial assets measured at fair value through profit or loss are expensed when incurred.

In order for a financial asset to be classified and measured at amortized cost or fair value through other comprehensive income it needs to give rise to cash flows that are solely payments of principal and interest ("SPPI") on the principal amount outstanding. This assessment is performed at an instrument level. The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets are measured at amortized cost if the financial assets satisfy the SPPI criteria and are held within a business model whose objective is to collect the contractual cash flows. If the financial asset is held within a business model that is achieved by both collecting contractual cash flows and selling and which contain contractual terms that are SPPI, the assets are measured at fair value through other comprehensive income. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of business model.

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The microloans are held within a business model whose objective is to hold the assets and collect the contractual cash flows over the life of the instruments. There is no pattern of selling the loans, and the performance of the business is not measured at fair value for internal purposes. However, the Group has established a contractual obligation based on its business practices and external communication to limit the total amount of interest in the form of late fees to the amount of the principal and origination fee. This means that for overdue loans that are repaid after having reached such limit, the contractual cash flows are not payments of principal and interest on the principal amount outstanding. This is due to the interest amounts not being consideration for the time value of money. Consequently, the microloans are measured at fair value through profit or loss. In the consolidated statement of financial position, the microloans are presented as loans to customers.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades, such as publicly traded securities) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

Subsequent measurement at amortized cost

Financial assets at amortized cost are subsequently measured using the effective interest (“EIR”) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

The Group’s financial assets at amortized cost includes prepayment and other receivables, amounts from related parties. A receivable is recognized when the Group has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. Other receivables are primarily due from third-party payment companies and the Group owns accounts on third-party payment platforms. The accounts owned by the Group are used for offering microloans to customers and collecting the repayment from the customers. For receivables measured at amortized cost, a loss allowance is recognized based on lifetime expected credit losses. No valuation allowances have been established for due from third‐party payment companies due to no historical collections issue.

Subsequent measurement at fair value through profit or loss

Financial assets at fair value through profit or loss are carried in the Consolidated Statement of Financial Position at fair value with changes in fair value recognized in the consolidated statement of comprehensive income. This category includes loans to customers and units in hybrid fund. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term.

While microloans are measured at fair value through profit or loss, changes in fair value are disaggregated in the consolidated statement of comprehensive income into interest income (presented as revenue) and credit loss expense (primarily driven by realized and expected cash shortfalls). See section below on Revenue for information about accounting policies related to measurement of interest income from microloans. The net of interest income and credit loss expense of loans to customers represents the change in fair value.

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Derecognition

A financial asset is primarily derecognized when:

●	The rights to receive cash flows from the asset have expired; or

●

The Group has transferred its rights to receive cash flows from the asset and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Financial liabilities

Financial liabilities of the Group comprise of borrowings and payables, including interest bearing borrowings, lease liabilities, account and other payables, income tax payable and amounts due to related parties.

Initial recognition and measurement

All financial liabilities are recognized initially at fair value and, in the case of borrowings and payables, net of directly attributable transaction costs.

Subsequent measurement

Interest-bearing borrowings and lease liabilities are subsequently measured at amortized cost using the effective interest method (“EIR”). Gains and losses are recognized in the consolidated statement of comprehensive income when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as interest expenses in the consolidated statement of comprehensive income.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

Impairment of financial assets

For prepayment and other receivables, the Group applies a simplified approach in calculating expected credit losses (“ECLs”). Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group makes specific loss provisions at the level of specific invoices where information exists that management can utilize in its determination of credit risk. For prepayment and other receivables where no specific risk information is identified, the Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Group normally considers a financial asset in default when contractual payments are 90 days past due. In certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows. For loans to customers, the Group has a policy of writing off the gross carrying amount when the financial asset is 180 days past due based on historical experience of recoveries of similar assets. For other financial assets, the Group individually make an assessment with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery. The Group expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

Impairment of non-financial assets

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

Fair value measurement

The Group measures certain financial assets and liabilities, as disclosed in Notes 5 and 11, at fair value at each reporting date.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

■	In the principal market for the asset or liability; or
■	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

All assets and liabilities for which fair value is disclosed in the financial statements are categorized within the fair value hierarchy, based on the lowest level input that is significant to the fair value measurement as a whole:

■	Level 1: Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
■	Level 2: Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
■	Level 3: Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For the investments in listed equity instruments, quoted market prices in active markets for identical assets form the basis for fair value measurement.

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Provisions

A provision is recognized in the consolidated statement of financial position when the Group has a currently existing legal or constructive obligation as a result of a past event, and it is probable that a future outflow of economic benefits will be required to settle the obligation.

If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Net revenue

The Group has the following primary sources of revenue:

i.	interest income
ii.	interest expenses
iii.	other revenue

Net revenue from each of these categories are recognized as follows:

i.	interest income

The Group provides instant app-based microloans to customers in exchange for interest that remains fixed regardless of any early repayment. The Group also charges additional penalty interest and calculated on a daily basis only if and after a loan is not repaid by its due date.

While loans to customers are classified as financial assets measured at fair value through profit or loss, the Group disaggregates changes in fair value into interest income and credit loss expense in the consolidated statement of comprehensive income. Interest income, classified as revenue, is recognized when the interest is accrued based on the effective interest rate – the rate that at inception exactly discounts the estimated contractual future cash receipts through the expected life of the loans to the disbursed amount.

In addition to the interest income generated from loans to customers, interest income generated from other interest-bearing financial assets is recognized in profit or loss as it is incurred, based on the time proportion basis with reference to the amortized cost of the financial assets and the applicable effective interest rate.

ii.	interest expenses

Interest expenses from financial liabilities are accrued on a time proportion basis with reference to the amortised cost and the applicable effective interest rate.

iii.	other revenue

Other revenue is primarily generated by technical service, promotion service and rental service. Technical service is related to big data and credit verification service to third party and the revenue is recognized on a transaction basis, in which distinct services are delivered over time as the customer simultaneously receives and consumes the benefits of the services delivered. Promotion service is related to business promotion on behalf of related parties and third parties and is recognized rateably over the term that the service is provided. Rental income generated from the rent of investment property and is recognized in equal instalments over the periods covered by the lease term.

Personnel expenses

Personnel expenses include short-term employee benefits, such as wages, salaries and social security contributions, paid annual leave and paid sick leave, performance-based bonuses and non-monetary benefits. Expenses related to certain outsourced services, primarily sales, debt collection and customer support, are classified as personnel expenses if the nature of the arrangement is that the Group is functioning as the employer. Personnel expenses are recognized at the undiscounted amount due to the employees or the de-facto employees when these have rendered service to the Group or when the liability otherwise arises.

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Market expense, technical service fee, collection service fee, and commission fee

Marketing expenses are placement of digital advertisements on internet websites and search engines. Technical service fee are technical services (ID verification, data service, system support, etc) acquired to support the microloan business. Collection service are loan collection fees charged by third parties. Commission fees are charged by third-party payment platforms. All expenses and fees are recognized as incurred.

Income taxes

Income tax expense consists of the sum of (i) current year income taxes payable plus (ii) the change in deferred taxes and liabilities, except if income taxes relate to items recognized in other comprehensive income, in which case it is recognized in other comprehensive income.

Current year income taxes payable is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the year-end date, and any adjustment to tax payable in respect of previous years. The Group includes deductions for uncertain tax positions when it is probable that the tax position will be sustained in a tax review. The Group records provisions relating to uncertain or disputed tax positions at the amount expected to be paid.

Deferred tax is provided using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the underlying items, using tax rates enacted or substantively enacted at the reporting date.

A deferred tax asset is only recognized to the extent that it is probable that future taxable profits will allow the deferred tax asset to be realized. Recognized assets are reversed when realization is no longer probable. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis, or their tax assets and liabilities will be realized simultaneously.

Income taxes include all domestic and foreign taxes, which are based on taxable profits, including withholding taxes.

Related Parties

(a)         A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;
(ii)	has significant influence over the Group; or
(iii)	is a member of the key management personnel of the Group or the Group’s parent.

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)         An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others);
(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member);
(iii)	Both entities are joint ventures of the same third party;
(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity;
(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;
(vi)	The entity is controlled or jointly controlled by a person identified in (a);
(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).
(viii)	The entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the Group’s parent.

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

2.4	Significant accounting estimates, judgments and assumptions

The preparation of the Group’s consolidated financial statements requires management to make judgments, estimates and assumptions that may affect the reported amounts of assets, liabilities, income and expenses, and the accompanying disclosures. The estimates and assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the result of which forms the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed continuously. Changes in accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following summarizes the most significant judgments and estimates in preparing the consolidated financial statements.

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value of microloans

Microloans are measured at fair value through profit or loss. Fair value is estimated by discounting projected future cash flows to their present value using the credit-adjusted effective interest rate, determined as at the date loans were granted. This method is deemed appropriate for estimating fair value due to the short duration of the loans and the amounts of origination fees and interest reflecting market rates at the point in time when the loans were granted. The credit-adjusted effective interest rate reflects the risk of defaulted payment. The total cash flows (both principal, origination fees and interest) expected to be collected are regularly reviewed. The impact of changes in expected cash flows is adjusted in the carrying amount of loans to customers and is, together with the difference between the realized and expected cash flow of the period, recognized in the consolidated statement of comprehensive income as interest income or other changes in fair value of loans to customers. The underlying estimates for future cash flows, which form the basis for revenue recognition, depends on variables such as the ability to contact the debtor and reach an agreement, timing of cash flows, general economic environment, and statutory regulations. Events or changes in assumptions and management’s judgment will affect the recognition of revenue in the period.

Recognition of income taxes and deferred tax assets

Determining income tax provision involves judgment on the future tax treatment of certain transactions. The Group evaluates tax implications of transactions and tax provisions are set up accordingly. The tax treatments of such transactions are reconsidered periodically to take into account all changes in tax legislation. While determining the tax provisions, the Group assesses whether each uncertain tax position is to be considered separately or together with one or more uncertain tax positions depending upon the nature and circumstances of each uncertain tax position. Deferred tax assets are recognised in respect of deductible temporary differences. As those deferred tax assets can only be recognised to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences can be utilised, management’s judgment is required to assess the probability of future taxable profits. The Group’s assessment is revised as necessary and additional deferred tax assets are recognised if it becomes probable that future taxable profits will allow the deferred tax asset to be recovered.

3.	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

New and amended standards and interpretations not yet adopted by the Group

Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2020 reporting periods and have not been early adopted by the Group.

Effective for the annual periods beginning on or after
Phase II amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16	Interest rate benchmark (“IBOR”) reform	January 1, 2021
Amendments to IAS 37	Onerous Contracts – Cost of Fulfilling a Contract	January 1, 2022
Amendments to IFRS 3	Reference to the Conceptual Framework	January 1, 2022
Amendments to IFRS 10 and IAS 28	Sale or contribution of assets between an investor and its associate or joint venture	To be determined.
Amendments to IAS 16	Property, Plant and Equipment: Proceeds before intended use	January 1, 2022
Amendments to IAS 1	Classification of Liabilities as Current or Non-current	January 1, 2023

The Group does not expect that adoption of these standards will have a significant impact on the Group’s financial position or performance.

4.	SEGMENT AND REVENUE INFORMATION

For management reporting purposes, the Group is organized into business units based on its locations and has four reportable segments, as follows:

■	Southeast Asia
■	Latin America
■	South Asia
■	Africa

An operating segment captures relatively distinct business activities from which the Group earns revenue and incurs expenses. Furthermore, the segments’ operating results are regularly reviewed by the Group’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the various business activities and to assess performance. Management has determined that the CEO is the Group’s CODM.

Measurement of segment assets and liabilities and segment income, expenses and results is based on the Group’s accounting policies.

Internal charges and transfer prices are determined on an arm’s length basis and have been reflected in the performance of each segment. Net revenue and expense arising from internal charges and transfer prices are referred to as “internal net revenue/(expense)”.

4.	SEGMENT AND REVENUE INFORMATION (CONTINUED)

The operating and reportable segments are based on the Group’s business geography. Information related to each reportable segment as of December 31, 2020 is set out below.

	Southeast Asia	Latin America	South Asia	Africa	Other	Total
External net revenue
Interest income	25,656	19,323	9,671	5,879	358	60,887
Interest expenses	(22)	(20)	(458)	(21)	(100)	(621)
Other revenue	-	-	-	-	669	669
Internal net revenue/(expense)	(783)	(2,733)	(3,289)	(67)	6,872	-
Net revenue	24,851	16,570	5,924	5,791	7,799	60,935

Credit loss expense	(8,988)	(9,289)	426	(2,904)	-	(20,755)
Personnel expenses	(2,001)	(1,341)	(427)	(209)	(5,421)	(9,399)
Marketing expenses	(3,165)	(1,607)	(169)	(160)	-	(5,101)
Techinical service fee	(1,182)	(832)	(1,270)	(135)	(537)	(3,956)
Collection service fee	(150)	(4)	-	(873)	-	(1,027)
Commission fee	(500)	(976)	(60)	(394)	-	(1,930)
Depreciation and amortization	(181)	(180)	(654)	(65)	(261)	(1,341)
Other expenses	(685)	(251)	(362)	(282)	(583)	(2,163)
Net foreign exchange gain/(loss)	605	5,156	4	-	(63)	5,702

Profit before income taxes	8,604	7,246	3,412	769	934	20,965
Income tax expense	(367)	(7,739)	(7,294)	(145)	-	(15,545)

Net income	8,237	(493)	(3,882)	624	934	5,420

Segment assets	39,627	27,254	49,216	7,440	63,209	186,746
Segment liabilities	9,127	10,193	25,689	963	14,522	60,494

5.	LOANS TO CUSTOMERS

The Group engages in microlending in several developing countries, including Southeast Asia, Latin America, South Asia and Africa. For the period from August 19, 2020 to December 31, 2020, the Group provided loans to customers with a relatively short duration, in exchange for interest that remained fixed regardless of any early repayment. The average duration for microloans provided during the period from August 19, 2020 to December 31, 2020 was 25 days. Additional penalty interest, limited to a cap (contractually agreed or announced in the apps), is accrued only if and after a loan was not repaid by its due date.

5.	LOANS TO CUSTOMERS (CONTINUED)

The fair value of microloans is presented in the statement of financial position as loans to customers. In the consolidated statement of comprehensive income, changes in fair value are disaggregated into interest income and credit loss expense on loans to customers. While fair value of loans to customers is estimated as the present value of expected cash flows discounted by the credit-adjusted effective interest rate, the amount of revenue recognized related interest is measured based on the effective interest rate method. The amount of credit loss expense on loans to customers is the difference between the fair value at inception or the beginning of the period and the fair value at the end of the period, less cash flows received in the period and interest revenue. Credit loss expense on loans to customers consist primarily of changes in fair value of expected cash flows.

See Note 13 for information on the Group’s exposure to credit risk and its policies for managing that risk.

The following tables present detailed financial information related to the microloans to customers:

Statement of financial position as of December 31, 2020	Loans to customers not yet overdue	Loans to customers overdue 1-30 days	Loans to customers overdue 31-90 days	Loans to customers overdue 91-180 days	Total
Loan principal and interest receivable	62,633	7,377	11,857	12,954	94,821
Accumulated credit loss	(3,101)	(6,723)	(11,771)	(12,944)	(34,539)
Net loans to customers	59,532	654	86	10	60,282

The following table sets forth the activity in the accumulated credit loss for the period from August 19, 2020 to December 31, 2020.

For the period from August 19, 2020 to December 31, 2020
As of August 19, 2020	76,182
Credit loss expense during the period	20,755
Write-off	(71,524)
Foreign currency translation	9,126
As of December 31, 2020	34,539

5.	LOANS TO CUSTOMERS (CONTINUED)

Statement of comprehensive income	For the period from August 19, 2020 to December 31, 2020
Interest income	60,511
Credit loss expense	(20,755)
Net change in fair value of loans to customers	39,756

Reconciliation of fair value measurement of loans to customers	For the period from August 19, 2020 to December 31, 2020
As of August 19, 2020	31,874
Disbursements	330,305
Interest income	60,511
Credit loss expense	(20,755)
Repayments	(341,653)
As of December 31, 2020	60,282

Fair value measurement

The fair value of microloans is estimated as the present value of expected cash flows discounted by the credit-adjusted effective interest rate. The fair value is a level 3 measurement. Future expected cash flows are estimated based on historic data and management overlay when necessary to reflect current expectations.

In the Group’s fair value model, each individual loan is designated into groups of loans where each group of loans has a corresponding recovery curve. The recovery curve reflects the expected cash flows for that group of loans and is constructed based on the observed historic data for loans with similar characteristics (e.g., to a first-time borrower or a returning borrower, disbursed amounts, loan term (maturity) and actual repayments). As the loan progresses and the Group obtains payment data (behaviour data) on the customer, the contract remains in its current loan group or switch to the loan group whose recovery curve is most aligned with the observed payment history for that specific contract. Based on accumulated data, the Group has no reasonable expectation of receiving cash flows subsequent to 180 days after maturity, and consequently do not include any expected cash flow after 180 days past due in the estimation of fair value.

5.	LOANS TO CUSTOMERS (CONTINUED)

A basic premise applied for the initial and subsequent measurement of fair value is that each loan is issued without the creation of a gain or loss on issue. Thus, at initial recognition, the fair value of the loan, being the net present value of expected future cash flows, equals the cash flows disbursed when issuing the loan. Due to the short duration of the loan, the credit adjusted effective interest rate, that resulted in no gain or loss at inception, is kept constant when measuring the fair value of the loan for the remaining of the duration of the loan.

Due to the short duration of the microloans, the most significant factor when evaluating the loans is the estimation of future expected cash flows (the recovery curve). The estimate of fair value is also sensitive to the discount rate.

6.	PERSONNEL EXPENSES

The table below specifies the amounts of personnel expenses.

For the period from August 19, 2020 to December 31,2020
Personnel expenses
Salaries including bonuses	8,358
Welfare	396
Housing fund	319
Insurance	313
Severance	13
Total	9,399

The table below specifies the amount of compensation to key management personnel, which include Officers and Directors of the Group:

For the period from August 19, 2020 to December 31,2020
Compensation of key management personnel
Salaries including insurance and housing fund	166
Total	166

The amounts disclosed as salaries including insurance and housing fund in the table above are the amounts recognized as an expense during the reporting period.

7.	OTHER EXPENSES

The table below specifies the nature of other expenses.

For the period from August 19, 2020 to December 31,2020
Other expenses
Non-income tax expense	877
Rent and other office expenses	681
Audit, legal and other advisory services	393
Transportation & business trip expense	121
Others	91
Total	2,163

8.	FURNITURE, FIXTURES AND EQUIPMENT, AND INVESTMENT PROPERTY

(1) Furniture, fixtures, and equipment

	Hardware Equipment	Furnitures & Fixtures	Leasehold improvements	Transportation equipment	ROU assets	Total

Cost
Balance at August 19, 2020	1,153	299	101	9	12,984	14,546
Additions during the period	222	94	143	9	271	739
Exchange rate differences	54	23	7	1	435	520

Balance at December 31, 2020	1,429	416	251	19	13,690	15,805

Less: Accumulated depreciation and impairment
Balance at August 19, 2020	256	46	12	1	1,775	2,090
Depreciation for the period	110	29	28	2	1,118	1,287
Exchange rate differences	15	2	-	-	76	93

Balance at December 31, 2020	381	77	40	3	2,969	3,470

Net book value
At August 19, 2020	897	253	89	8	11,209	12,456

At December 31, 2020	1,048	339	211	16	10,721	12,335

8.	FURNITURE, FIXTURES AND EQUIPMENT, AND INVESTMENT PROPERTY (CONTINUED)

(2) The following table provides the movement of investment property.

Investment Property

Cost
Balance at August 19, 2020	-
Additions during the period	6,327

Balance at December 31, 2020	6,327

Less: Accumulated depreciation and impairment
Balance at August 19, 2020	-
Depreciation for the period	21

Balance at December 31, 2020	21

Net book value
At August 19, 2020	-

At December 31, 2020	6,306

The investment property is a newly purchased real estate property leased to a third party and the lease has a period of 1 year.

Investment property is measured at cost method and the fair value of the investment property was approximately USD6,324 thousand as at December 31, 2020, as determined using marketing comparison approach by reference to recent sales price of comparable properties on a price per square meter basis, adjusted for a premium or a discount specific to the quality of the Group’s investment property compared to the recent sales. Higher premium for higher quality buildings will result in a higher fair value measurement. The fair value measurement of the investment property is categorised with level 3 of the fair value hierarchy.

9.	INTANGIBLE ASSETS

Software

Cost
Balance at August 19, 2020	1,438
Additions during the period	64
Disposals	-

Balance at December 31, 2020	1,502

Less: Amortization and impairment
Balance at August 19, 2020	104
Amortization for the period	54

Balance at December 31, 2020	158

Net book value
At August 19, 2020	1,334

At December 31, 2020	1,344

10.	LEASES

The Group is the lessee for leases of office space, and staff dormitory used in its operations.

The consolidated statement of financial position as of December 31, 2020 has the following amounts relating to leases:

Amounts recognized in the consolidated statement of financial position	As of December 31, 2020
Right-of-use assets
Office properties	10,575
Staff dormitory	146
Total	10,721

Lease liabilities	11,249

10.	LEASES (CONTINUED)

Additions to the right-of-use assets during the period from August 19, 2020 to December 31, 2020 were USD271 thousand.

The consolidated statement of comprehensive income has the following amounts relating to leases:

Amounts recognized in the consolidated statement of comprehensive income	For the period from August 19, 2020 to December 31,2020
Depreciation charge of right-of-use assets
Office properties	1,080
Staff dormitory	38
Total	1,118

Interest expense	335

The total cash outflow for leases during the period from August 19, 2020 to December 31, 2020 was USD1,332 thousand.

Lease contracts are typically made for fixed periods of 12 months up to 9 years but may have extension options as described below. Lease terms are negotiated on an individual basis and are for a wide range of different terms and conditions. Some lease agreements required that the Group provide cash deposits as security for lease payments. Leased assets may not be used as security for borrowing purposes.

To determine the incremental borrowing rate, which were the basis on which lease payments were discounted, the Group:

■	Where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received.
■	Used a build-up approach that started with a risk-free interest rate adjusted for credit risk for leases held by the Group, which does not have recent third-party financing.
■	Made adjustments specific to the lease, e.g., term, country, currency and security.

Extension and termination options

Extension and termination options are included in a number of property and equipment leases across the Group. To the extent the Group is reasonable certain it will exercise these extension options, they have been included in the right-of-use asset and lease liability. Extension and termination options are used to maximize operational flexibility in terms of managing the assets used in the Group’s operations. The majority of extension and termination options held are exercisable only by the Group and not by the respective lessor.

11.	FINANCIAL ASSETS AND LIABILITIES

The Group has the following financial instruments:

■	Loans and receivables: Prepayments and other receivables, loans to customers, and amounts due from related parties.
■	Equity instruments: financial assets measured at fair value through profit or loss.
■	Borrowings and payables: Interest-bearing borrowings, lease liabilities, account and other payables and amounts due to related parties.

The table below shows the various financial assets and liabilities, grouped in the different categories of financial instruments.

As of December 31,2020
Financial assets
Financial assets at amortized cost
Prepayments and other receivables	45,201
Amount due from related parties	9,193
Total financial assets at amortized cost	54,394

Financial assets at fair value through profit or loss
Loans to customers	60,282
Financial assets measured at fair value through profit or loss	765
Total financial assets at fair value through profit or loss	61,047

Total financial assets	115,441

As of December 31,2020
Financial liabilities
Financial liabilities at amortized cost
Lease liabilities	11,249
Interest-bearing borrowings (1)	13,761
Account and other payables	14,402
Amounts due to related parties	13,452
Total financial liabilities at amortized cost	52,864

(1)	As of December 31, 2020, USD13,761 thousand was related to the interest-bearing borrowings used to partially fund the microlending business in India. See Note 13 for more information.

11.	FINANCIAL ASSETS AND LIABILITIES (CONTINUED)

11.1	Fair value of financial instruments

The fair values of cash and cash equivalents, prepayments and other receivables, account and other payables approximate their carrying amounts largely due to the relatively short-term maturities of these instruments. For lease liabilities, the difference between the carrying amount and fair value is not material.

The fair values of financial assets and liabilities are measured as the price that would be received to sell the assets or paid to transfer the liabilities in an orderly transaction between market participants at the measurement date.

Fair values of financial assets measured at fair value through profit or loss are determined by reference to net asset value published by the asset management and the net asset value is observable.

See Note 5 for information about fair value measurement of loans to customers.

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities.

Fair value measurement hierarchy for assets at December 31, 2020:

		Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Date of valuation	(Level 1)	(Level 2)	(Level 3)
Assets measured at fair value
Loans to customers	December 31, 2020	-	-	60,282
Financial assets measured at fair value through profit or loss	December 31, 2020	-	-	765

There were no transfers between the fair value measurement levels during the period from August 19, 2020 to December 31, 2020.

12.	RECONCILIATION OF LIABLITIES ARISING FROM FINANCING ACTIVITIES

	Interest-bearing borrowings	Lease liabilities	Total
At August 19, 2020	-	11,616	11,616

Changes from financing cash flows:
Proceeds from bank loans	13,761	-	13,761
Interest paid	(176)	-	(176)
Capital element of lease payment	-	(997)	(997)
Interest element of lease payment	-	(335)	(335)

Other changes:
Increase in lease liabilities	-	271	271
Interest expenses	176	335	511
Exchange rate differences	-	359	359

At December 31, 2020	13,761	11,249	25,010

13.	FINANCIAL RISK MANAGEMENT

Overview

The Group is exposed to market risk, liquidity risk and credit risk. The Group’s management seeks to minimize potential adverse effects of these risks through sound business practices and risk management. The senior management is involved in the risk assessment process. The Group has not utilized derivatives for hedging purposes.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Group is exposed to three types of market risk: Interest rate risk, foreign currency risk and equity price risk. Financial instruments affected by market risk include loans and borrowings, account payables, accrued liabilities and financial assets measured at fair value through profit or loss.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

During the period from August 19, 2020 to December 31, 2020, the Group obtained a credit facility from a financial institution. Borrowings under the credit facility, denominated in Indian Rupee, were used to partially fund the microlending business in India. As of December 31, 2020, the total amount of borrowings under the credit facility was USD13,761 thousand, which was offset by the Group transferring USD15,000 thousand into an U.S. Dollar denominated escrow account as collateral for these loans; which has been classified as a restricted cash, as a cash outflow under financing activities in the consolidated statement of cash flows. The interest rate on these loans is based on the repo rate (5.15%) plus 2.25%.

13.	FINANCIAL RISK MANAGEMENT (CONTINUED)

Financial liabilities other than borrowings under the credit facility have fixed interest rates and future interest payments on these will thus not fluctuate. The Group expects to settle all financial liabilities at maturity, meaning changes in market interest rates will only impact their fair value temporarily.

Financial assets including deposits with banks and loans to customers are interest-bearing. The interest rate of the above financial assets is fixed according to the deposit agreements and loan contracts.

As of December 31, 2020
Fixed interest rate
Financial assets:
Loans to customers	60,282

Financial liabilities:
Lease liabilities	(11,249)

Net	49,033

Variable interest rate
Financial assets:
Cash and cash equivalents	35,086

Financial liabilities:
Interest-bearing borrowings	(13,761)

Net	21,325

At December 31, 2020, it is estimated that a general increase of 100 basis points in interest rates, with all other variables held constant, would have increased the Group’s net profit by approximately USD55 thousand.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group exposure to the risk of changes in foreign exchange rates relates primarily to our consolidated results being presented in U.S. Dollar, while our revenues are generated in primary four countries (Kenya, Mexico, Indonesia, and India), though often converted to USD before being paid to us from our partners. The Group incurs operating expenses in various currencies, including the Mexico Peso, Chinese Renminbi, Indonesia Rupiah, Indian Rupee, and Kenyan Shilling. Additionally, the Group is exposed to foreign currency risk due to monetary items recognized in the balance sheet being denominated in currencies other than the functional currency, which for certain of the Group’s entities is the U.S. Dollar. Management is closely monitoring the Group’s exposure to foreign currency risk and seeks to minimize its exposure to such risk. The Group was not exposed to material foreign currency risk during the period from August 19, 2020 to December 31, 2020.

13.	FINANCIAL RISK MANAGEMENT (CONTINUED)

Equity price risk

The Group is exposed to equity price risk related to its holding of financial assets measured at fair value through profit or loss. Such holdings are susceptible to market price risk arising from uncertainties about future values of such securities.

As of December 31, 2020, the fair value of such holdings was USD765 thousand.

The net gain from units in financial assets measured at fair value through profit or loss during August 19, 2020 to December 31, 2020 was Nil due to no fair value change from the acquired date on November 16, 2020 to December 31, 2020.

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Group is not exposed to material liquidity risk given its significant cash position and low debt-to-equity ratio as of December 31, 2020. The overview of maturity profile on the Group’s financial liabilities listed as below.

	Less than	1-3	Over 3
As of December 31, 2020	12 months	years	years	Total
Lease liabilities	3,364	4,896	6,285	14,545
Interest-bearing borrowings	-	14,969	-	14,969
Account and other payables	14,390	12	-	14,402
Amounts due to related parties	13,303	149	-	13,452
Total financial liabilities including interest	31,057	20,026	6,285	57,368

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss for the Group.

The Group is exposed to credit risk from its operating activities, primarily loans to customers, and from its cash management activities, including deposits with banks and financial institutions. The Group’s revenue comes mainly from interest income where settlement in cash generally takes place within 60 days of the disbursement of cash. For some specific revenue streams, including those relating to technical service and agent promotion services, settlement is agreed to extend beyond 90 days. Details of outstanding prepayments and other receivables are disclosed in Note 16. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets.

13.	FINANCIAL RISK MANAGEMENT (CONTINUED)

Credit risk for loans to customers

The Group is continuously monitoring its credit risk relating to microlending. Under the credit risk policies, the exposure is subject to regular reviews of risk tolerance levels. All operating decisions in terms of exposure and geographic profile are made in accordance with applicable risk management policies. Furthermore, the Group reviews the occurrence, progress and status of all credit risks, and takes appropriate actions to mitigate any adverse effects. Credit risk is measured by a variety of methods, including total outstanding loan balance, delinquency rates by aging, credit scorecards, environmental factors in which the business operates and by way of collection models. The objectives and policies to credit risk have not changed relative to period before August 19, 2020, though the processes and methods to measure and manage credit risk have been continuously evolving.

Management of risk concentration is conducted by using a variety of systems to monitor and track concentration. This enables quantification and analyzing of risks relating to concentration on a real-time basis.

Measurement of expected credit losses is calculated from analysis of the outstanding loans, including loan tenure and historical delinquency rates. When considering whether the credit risk has increased significantly, metrics including first payment delinquency and delinquency by aging are evaluated.

When considering whether loans are credit impaired, management considers market and borrower indicators. The disappearance of an active market for the financial asset is an indicator of the need for credit-impairment, as is transactions of comparable financial assets at steep discounts that reflect incurred credit losses. Borrower indicators of credit impaired financial assets include observing that a borrower has significant financial difficulties, breaches the loan agreement or enters into, or the likely entrance into, a form of reorganization (such as bankruptcy). The Group finds that these indicators reduce the likelihood of receiving payment of the outstanding loan balance. The calculation of expected credit loss incorporates forward-looking information based on the historical analysis.

For loans to customers that are more than 180 days past due, the Group has no reasonable expectations of recovering the assets. These loans are written off.

14.	CAPITAL MANAGEMENT

The Group’s capital management policy is to maintain a strong capital base to support investor, creditor and market confidence and to sustain future development of the business in accordance with its growth plans.

The Group actively and regularly reviews and manages its capital structure to maintain a balance between the higher shareholder returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position, and makes adjustments to the capital structure in light of changes in economic conditions.

Certain subsidiary of the Group is subject to externally imposed capital requirements. The Group monitors the capital adequacy ratio periodically of that subsidiary and adjusts the capital management plan when necessary to ensure the capital adequacy ratio meets both the regulatory requirements and business development demand.

15.	CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH

Cash and cash equivalents, and restricted cash comprise:

Cash and cash equivalents	As of December 31, 2020
Cash on hand	12
Cash at banks	35,074

Cash and cash equivalents	35,086

Restricted cash	15,275

Restricted cash is mainly to support the credit facility of borrowings, which are held in escrow accounts according to financial institutions’ requirements.

16.	PREPAYMENTS AND OTHER RECEIVABLES

Prepayments and other receivables	As of December 31, 2020
Due from third-party payment companies	26,078
Due from third-party vendors	5,496
Due from third parties controlled by a non-controlling shareholder without significant influence	4,327
Advances to shareholder related to repurchase of share capital (1)	5,245
Deductible VAT	1,432
Deposit receivable	1,260
Prepaid tax	686
Prepaid marketing fee	180
Others	510

Subtotal	45,214
Allowance for technical service receivables (2)	(13)

Total	45,201

(1)	This represents the Company’s prepayment for the repurchase 1,428,654 ordinary shares from a non-controlling shareholder. As of December 31, 2020, the repurchase has not been completed.

16.	PREPAYMENTS AND OTHER RECEIVABLES (CONTINUED)

(2)	Allowance for prepayments and other receivables
As of December 31, 2020
As of August 19, 2020	(2)
Change in the period	(11)

As of December 31, 2020	(13)

The allowance for prepayments and other receivables is charged to other expenses.

17.	ACCOUNT AND OTHER PAYABLES

Account and other payables	As of December 31, 2020
- Payroll payables	3,248
- Overpayments of loans to customers	2,734
- Non-income tax payables	2,402
- Accrued expenses and others	2,256
- Technical service fee payable	2,143
- Promotion fee payable	1,619
Total	14,402

For a schedule of maturities for account and other payables, see Note 13.

18.	INCOME TAX

A summary of income tax expense is as follows.

Income tax expense	For the period from August 19, 2020 to December 31, 2020
Current income taxes	7,267
Deferred taxes	8,278
Total income tax expense	15,545

18.	INCOME TAX (CONTINUED)

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s Hong Kong subsidiaries are subject to an income tax rate of 16.5% on its taxable income generated from operations in HKSAR.

PRC

The subsidiary established in the PRC is subject to an income tax rate of 25%, according to the Corporate Income Tax Law of the People’s Republic of China.

Indonesia

Under the current laws of Indonesia, the Company’s Indonesia subsidiaries are subject to an income tax rate of 22%.

India

Under the current laws of India, the Company’s India subsidiaries are subject to an income tax rate of 25.17%.

Mexico

Under the current laws of Mexico, the Company’s Mexico subsidiaries are subject to an income tax rate of 30%.

Kenya

Under the current laws of Kenya, the Company’s Kenya subsidiary is subject to an income tax rate of 25% during the period and income tax rate of 30% since 2021.

The Company’s subsidiaries incorporated in other jurisdictions were subject to income tax charges calculated according to the tax laws enacted in the countries where they operate and generate income.

18.	INCOME TAX (CONTINUED)

For the period from August 19, 2020 to December 31, 2020

Reconciliation of tax expense to respective nominal statutory tax rates

Profit before income taxes	20,965
Tax expense at applicable tax rate in the jurisdictions concerned	4,901

Permanent differences

Non-deductible expenses	9,095
Non-taxable income	(5,062)
Withholding tax on technical service from India company	268

Other effects

Effect of change in tax rate on closing deferred tax	(121)
Change in unrecognized deferred tax assets	6,464

Income tax expense for the year	15,545

Effective tax rate	74.15%

The following summarizes the Group’s changes in deferred taxes during the period.

	As of August 19, 2020	Recognised in statement of comprehensive income	Foreign currency translation differences	As of December 31, 2020
Change in deferred tax asset
Credit loss expense	8,239	(7,722)	158	675
Prepayments and other receivables	-	226	12	238
Others	41	5	-	46
Tax losses carried forward	747	(787)	40	-

Deferred tax asset	9,027	(8,278)	210	959

18.	INCOME TAX (CONTINUED)

In accordance with the accounting policy set out in Note 2.3, the Group has not recognised deferred tax assets in respect of deductible temporary differences of USD12,673 thousand and cumulative tax losses of USD23,215 thousand as they are not probable that future taxable profits against which the temporary differences and losses can be utilised will be available in the relevant tax jurisdiction and entity. The tax losses of USD21,877 thousand and USD1,338 thousand will expire by 2028 and 2025 respectively.

19.	CONTINGENCIES

Uncertainty related to the results from regulatory inspections

Certain significant subsidiaries of the Group are regulated entities in the markets in which they provide microfinance services. Maintaining their licenses could be prerequisites for them being able to continue providing microfinance services, and each relevant regulator has specific and evolving operational requirements to which any licensed entity must comply.

P. C. Financial Services Private Limited, our subsidiary in India (“India Subsidiary”) is regulated by the Reserve Bank of India (“RBI”) as a “Systemically Important Non-Deposit taking, Non-Banking Financial Company” (“NBFC”). In late 2020, the entity became the subject of an annual inspection that has not been concluded as of the date these consolidated financial statements are authorized for issue.

During November 2020 to December 2020, India Subsidiary was physically inspected by RBI as an annual inspection to NBFC for the period from April 1, 2019 to March 31, 2020. After the inspection, RBI issued their report on February 8, 2021 and subsequently issued a supervisory concerns letter on February 9, 2021. In this letter, RBI raised questions in relation to the following four categories: i) interest rates charged, in particular penalty rates for late payment; ii) arms-length relationships as it related to outsourced activities with other Group companies and third party international agencies; iii) data security and privacy, as it relates to such providers of outsourced activities; and iv) corporate governance structures, including internal auditor, risk management and geographical localization of relevant senior management.

India Subsidiary responded to RBI on March 12, 2021, addressing questions raised. Subsequently, on May 10, 2021, RBI provided commentary and requested additional detail on action plans regarding outsourcing, risk management policy and implementation of certain local KYC requirements. India Subsidiary has submitted such information to RBI on May 25, 2021, and as of today, RBI has not yet formally concluded the result of their inspections.

19.	CONTINGENCIES (CONTINUED)

India Subsidiary was also investigated by Enforcement Directorate, Bangalore (“ED Bangalore”) and Enforcement Directorate, Hyderabad (“ED Hyderabad”), the specialized financial investigation agency under the Department of Revenue, Ministry of Finance, Government of India in 2021. It received summons from ED Bangalore and ED Hyderabad on February 1, 2021 and February 23, 2021, respectively. ED had sought information including as it relates to our business model, operations, shareholders, server IP address, foreign funding, customers, branches, bank account details, key management personnel, ultimate parents, payments to international vendors, bank loans, RBI filings and merchant IDs. India Subsidiary subsequently submitted its responses to ED Bangalore and ED Hyderabad on February 11, 2021 and March 15, 2021, respectively.

Furthermore, India Subsidiary has received emails dated April 1, 2021 and on April 6, 2021 from ED Hyderabad, who had sought information including as it relates to source of funds, payment to international vendors with underlying documents, business model and collection mechanisms. India Subsidiary has responded via emails dated April 15, 2021. These summonses have been issued to conduct investigations under the Prevention against Money Laundering Act, 2002. Until now there’s no formal reply from ED Bangalore and ED Hyderabad to confirm that these investigations have been concluded.

The above matters both individually and collectively may have a significant impact on the India Subsidiary. As of the date of this report, we are in the process of co-operating with the related regulators regarding the above mentioned open regulatory actions, and we do not believe there is any substantial doubt on the use of going concern basis when we prepare our consolidated financial statements.

The adverse impact by the COVID-19 pandemic

The COVID-19 pandemic has caused, and may continue to cause, us, our customers and certain of our business partners to implement temporary adjustment to the business, life and work schemes. A prolonged or resurgent pandemic could further destabilize the market and lead to future additional trade disruptions. This will continue to have a significant impact on the Group's operations and profitability. The extent to which COVID-19 impacts our results will depend on many factors and future developments, which are highly uncertain and unpredictable.

20.	GROUP INFORMATION

The following subsidiaries are included in the Group’s consolidated financial statements.

Parent company	Registered office	Domicile

NanoCred Cayman Co. Ltd	Grand Cayman	Cayman Islands

Group entities	Registered office	Domicile	Ownership interest and voting rights

NanoCred Pte. Ltd.	Singapore	Singapore	100.00%
Mobimagic Digital Technology Ltd	Hong Kong	Hong Kong	100.00%
TenSpot Pesa Limited	Hong Kong	Hong Kong	100.00%
Oplay Digital Services S.A. De C.V.	Mexico City	Mexico	100.00%
App de Préstamos, S.A. de C.V.	Mexico City	Mexico	100.00%
P C Financial Services Pvt. Ltd.	New Delhi	India	100.00%
TenSpot Kenya Limited	Nairobi	Kenya	100.00%
Hong Kong Fintango Ltd.	Hong Kong	Hong Kong	100.00%
PT Kredit Utama Fintech Indonesia	Jakarta	Indonesia	100.00%
Opay Finance India Pvt. Ltd.	Mumbai	India	100.00%
PT Opay Finance Services	Jakarta	Indonesia	100.00%
LLC Microcredit Company O-Pay Finance	St. Petersburg	Russia	100.00%
Putu Novi Financing Corporation	Pasig City	Philippines	100.00%
OEFE Digital S.A. De C.V.	Mexico City	Mexico	100.00%
Okay Mobile Services S.A. De C.V.	Mexico City	Mexico	100.00%
SY Services Company Limited	Ho Chi Minh City	Vietnam	100.00%
Cong Tytnhh V18 Technology	Ho Chi Minh City	Vietnam	100.00%
Lannuo Weiyin (Beijing) Information Technology Co., Ltd	Beijing	PRC	100.00%

Business combination

On August 19, 2020, the Company entered into an Investment Agreement with Opera Limited (“Opera”) to acquired 100% of the shares and voting rights in TenSpot Pesa Limited (with subsidiaries, the “TenSpot Group”), which is engaged in microfinance business in India, Kenya and Mexico. According to the Investment Agreement, the Company issued 72,413 thousand ordinary shares with a fair value of USD265,860 thousand as the combined consideration for acquiring TenSpot Group and settlement of TenSpot Group’s payable to Opera of USD87,876 thousand recorded as of August 19, 2020. After the transaction, Opera held 42% share interest in the Company.

The Group determined that the combined businesses ultimately were controlled by the Group’s controlling shareholder, both before and after the transaction. As such, it was a business combination under common control. The assets and liabilities of the TenSpot Group were recognized at their carrying amounts as they were in the consolidated financial statements for Opera.

20.	GROUP INFORMATION (CONTINUED)

Details of the assets and liabilities acquired and reconciliation with other paid in capital are as follows:

Book Value at August 19, 2020

Cash and bank balance including restricted cash	70,135
Loans to customers	17,979
Prepayments and other receivables	17,971
Other assets	19,757
Total assets	125,842

Amount due to Opera	87,876
Other liabilities	21,294
Total liabilities	109,170

Net assets	16,672

Settlement for amount due to Opera	87,876

Net impact in equity	104,548

Including: share capital	36
Other paid in capital	104,512

21.	RELATED PARTIES

(a)	Name and relationship with related parties

Name of party	Relationship with the Company

Opera Limited and its consolidated subsidiaries ("Opera Group")	Companies controlled by Yahui Zhou
Beijing Kunlun Tech and its consolidated subsidiaries ("Kunlun Group")	Companies controlled by Yahui Zhou
Mobimagic (Beijing) Co., Ltd. ("Mobi BJ”)	Company controlled by Yahui Zhou
Other related parties	Companies under control or significant influence by Yahui Zhou
Yahui Zhou	Controlling shareholder and Director of the Company

21.	RELATED PARTIES (CONTINUED)

(b)	Transactions with major related parties are summarized as follows:

	Note	For the period from August 19, 2020 to December 31, 2020
Other revenue derived from:	(1)
- Opera Group		89
- Other related parties		159

Technical service provided by:	(2)
- Mobi BJ		79
- Kunlun Group		77

Financial assets measured at fair value through profit or loss
- Mobi BJ	(3)	765

Interest expense imputed of loans provided by Yahui Zhou	(4)	52
Interest income imputed of loans provided to Yahui Zhou	(5)	147

(1)	Other revenue generated from Opera Group and other related parties includes agent promotion service income and technical service income.

(2)

Technical service provided by Kunlun Group and Mobi BJ mainly refers to the update and maintenance services of application software and the services related to the compatibility of mobile phone system.

(3)

In November 2020, the Company’s subsidiary entered into a Partnership Share Transfer Agreement with Mobi BJ to acquire 1.6667% of the shares in Shenzhen Guojin Angel III Venture Capital Enterprise with the total purchase consideration of USD765 thousand.

(4)

In October 2020, Yahui Zhou provided the loan to the Company with the amount of USD5,710 thousand for the purpose of operating. The term of loan agreed in the contract is one year and the interest expenses was recorded as an addition to other paid-in capital, which were USD52 thousand for the period from August 19, 2020 to December 31, 2020, based on the effective interest rate with reference to the basic lending rate 4.35% published by the People's Bank of China.

(5)

In July 2020, the Company provided Yahui Zhou the loan with the amount of USD8,000 thousand for the purpose of operating. The term of loan agreed in the contract is one year and the interest income of the loans lent to Yahui Zhou was recorded as a decrease to other paid in capital, which were USD147 thousand for the period from August 19, 2020 to December 31, 2020, based on the effective interest rate with reference to the basic lending rate 5% published by the Bank of China (Hong Kong).

21.	RELATED PARTIES (CONTINUED)

Amounts due from and due to major related parties are summarized as follows:

	Note	As of December 31, 2020

Amounts due from related parties:
- Yahui Zhou	(5)	8,000
- Other related parties		1,193

Total		9,193

	Note	As of December 31, 2020

Amounts due to related parties:

- Yahui Zhou	(4)	5,710
- Opera Group	(6)	3,924
- Mobi BJ	(7)	3,500
- Kunlun Group		89
- Other related parties		229

Total		13,452

(6)	Amount due to Opera Group mainly represents the advance collection of agent promotion service from Opera Group.

(7)

Amount due to Mobi BJ includes the purchase of the financial investments from Mobi BJ of USD765 thousand, advances to related parties of USD1,272 thousand and technical service fee payable of USD1,463 thousand.

22.	EVENTS AFTER THE REPORTING PERIOD

As discussed on Note 16 (1), the repurchase of non-controlling shareholder’s shares was subsequently completed on June 11, 2021.